UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. __23____)*

                           CINEPLEX ODEON CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   172455 10 7
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Clifford L. Michel, Esq.
                               Cahill Gordon & Reindel
                               80 Pine Street, New York, NY 10005
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 19 Pages

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      CHARLES ROSNER BRONFMAN FAMILY TRUST
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
          (See Instructions)                                (b) /X/


-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

                                       AF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                      35,918,429
       SHARES           ___________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING          ___________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       35,918,429
                           -------------------------------------------
                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     35,918,429

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                         / /

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       34.8%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       OO

-------------------------------------------------------------------------------

                               Page 2 of 19 Pages

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          STEPHEN ROSNER BRONFMAN
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*


-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH                            35,918,429
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       35,918,429

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     35,918,429

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                          / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       34.8%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------


                               Page 3 of 19 Pages

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          ARNOLD M. LUDWICK
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                                         00
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       233,772
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       233,772
                           ---------------------------------------------
          CERTAIN SHARES*
                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                      233,772

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES *                                       /X/

          35,918,429 shares held by the Charles Rosner Bronfman
          Family Trust

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        0.2%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------

                               Page 4 of 19 Pages

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          E. LEO KOLBER
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                     PF, WC
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       3,503,092
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH                            75,000
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       3,503,092
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       75,000

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     3,578,092

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                         / /

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        3.5%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------


                               Page 5 of 19 Pages

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          CHARLES ROSNER BRONFMAN
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                     PF, OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       3,310,658
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH                            99,266
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       3,310,658
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       99,266

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     3,409,924

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                        / /

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        3.3%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------


                               Page 6 of 19 Pages

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE PHYLLIS LAMBERT FOUNDATION
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                       OO
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                         / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       314,107
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       314,107
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                      314,107

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                        / /

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        0.3%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       CO

-------------------------------------------------------------------------------


                               Page 7 of 19 Pages

     The statement on Schedule 13D relating to the common shares of Cineplex Odeon Corporation ("Cineplex"), as previously filed and heretofore amended most recently by the Charles Rosner Bronfman Family Trust (the "Trust"), Charles Rosner Bronfman ("Bronfman"), Arnold M. Ludwick ("Ludwick"), E. Leo Kolber ("Kolber") and The Phyllis Lambert Foundation ("Foundation") (collectively, the "Reporting Persons"), is hereby restated and supplemented as set forth below:

Item 1. Security and Issuer.

          Unchanged from "confirming copy" of Amendment no. 22.

Item 2. Identity and Background.

          Unchanged from "confirming copy" of Amendment no. 22.

Item 3. Source and Amount of Funds or Other Consideration.

          Unchanged from "confirming copy" of Amendment no. 22.

Item 4. Purpose of the Transaction.

     Item 4 of the confirming copy of Amendment no. 22 is supplemented by the addition of the following:

     On September 30, 1997 Cineplex issued a press release which stated in relevant part:

                  "Sony Corporation of America (SCA) and Cineplex Odeon today announced an agreement to merge Sony Retail Entertainment's (SRE's) Loews Theatres Exhibition group and Cineplex Odeon to create the world's largest theatrical exhibition company, with annual revenues of approximately $1 billion. The combined company will be named Loews Cineplex Entertainment (LCE) and will have over 2,600 screens in approximately 460 locations in North America.
                  "The transaction will involve the merger of Cineplex Odeon with the Loews Theatres Exhibition Group, which consists of Sony/Loews Theatres and its joint ventures with Star Theatres and Magic Johnson Theatres. SRE will own 51.1% of LCE's shares (representing 49.9% of the voting shares) and Universal Studios will own 26% subsequent to a cash contribution of $84.5 million; the Charles Rosner Bronfman Family Trust will own 13.3% of the new company. Cineplex Odeon shares will be exchanged for shares in LCE at closing. It is estimated that the total number of shares in the combined company will be 452 million. It is anticipated that the transaction will close in approximately six months.

                                      * * *

                  "LCE's corporate headquarters will be in New York, with U.S. operational headquarters in New York and Canadian operational headquarters in Toronto. The merger is subject to shareholder and regulatory approval in both Canada and the United States. Upon obtaining these approvals, it is intended that LCE will be listed on the New York Stock Exchange and the Toronto Stock Exchange. Cineplex Odeon currently trades on the New York and Toronto Stock Exchanges under the symbol CPX."


     Pursuant to a letter agreement dated September 30, 1997 with LTM Holdings, Inc., the CRBFT has agreed to vote its common shares in favor of the transaction referred to in the press release and has irrevocably appointed LTM Holdings Inc. as its proxy for this purpose. The CRBFT has also agreed to pursue any regulatory approval required of it not to dispose of any of its common shares in Cineplex prior to the closing (other than to permitted transferees). Upon closing, the CRBFT is expected to have one designee on the board of the LTM Holdings, Inc. and to have certain rights under a stockholders agreement including demand and piggy back registration rights and other provisions regarding the transferability of the shares of the LTM Holdings, Inc. to be owned by the Reporting Persons. Pursuant to a letter agreement dated September 30, 1997, among Cineplex, Universal and the CRBFT, Cineplex has agreed not to amend the master agreement and certain other documents providing for the transaction referred to in the press release, or waive conditions or grant consents thereunder, without the


                               Page 8 of 19 Pages
prior written approval of Universal and the CRBFT.

Item 5. Interest in Securities in Cineplex.

          Unchanged from "confirming copy" of Amendment no. 22.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to the Securities of Cineplex.

     The CRBFT is a permitted assignee under the Registration Agreement granting a related trust certain rights to have any or all Common Shares owned by it or its permitted assignees registered for public sale under the Securities Act of 1933 from time to time. Such Registration Agreement provides for both demand and piggy-back registration rights and contains other terms and conditions customary in similar agreements. Such Registration Agreement has been filed as an exhibit to Amendment No. 20 to this Statement on Schedule 13D.

     See also Item 4 of this Amendment no. 23.

Item 7. Material to be Filed as Exhibits.

     The following are filed with this amendment no. 23:

     1. Cineplex Odeon Press release dated September 30, 1997.

     2. Letter Agreement dated September 30, 1997 between the CRBFT and LTM Holdings. Inc.

     3. Letter Agreement dated September 30, 1997 between the cRBFT, Universal Studios, Inc. and Cineplex Odeon.


                               Page 9 of 19 Pages

Signatures

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 1997

                                  CHARLES ROSNER BRONFMAN FAMILY TRUST

                                  CHARLES ROSNER BRONFMAN

                                  STEPHEN ROSNER BRONFMAN

                                  ARNOLD M. LUDWICK

                                  E. LEO KOLBER

                                  THE PHYLLIS LAMBERT FOUNDATION



                                  By: /s/ Michel Boucher
                                      ----------------------------
                                      Michel Boucher
                                      Attorney-in-Fact



                              Page 10 of 19 Pages